Exhibit (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase dated April 1, 2005 and the related Letter of Transmittal, and is being made to the holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Goldman, Sachs & Co. or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock

(Including the Associated Series C Junior Participating Preferred Stock Purchase Rights)

of

CTI Molecular Imaging, Inc.

at

$20.50 Net Per Share

by

MI Merger Co.

a wholly owned subsidiary of

Siemens Medical Solutions USA, Inc.

an indirect wholly owned subsidiary of

Siemens Aktiengesellschaft

MI Merger Co., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Siemens Medical Solutions USA, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany, is offering to purchase all the shares of common stock, par value $0.01 per share, including the associated Series C Junior Participating Preferred Stock Purchase Rights issued pursuant to the Shareholder Protection Rights Agreement, dated as of May 21, 2002, between the Company (defined below) and SunTrust Bank, as rights agent (together, the “Shares”), of CTI Molecular Imaging, Inc., a Delaware corporation (the “Company”), that are issued and outstanding for $20.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Following the Offer, Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, APRIL 28, 2005, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, when added to Shares already beneficially owned by Parent and its direct and indirect subsidiaries, constitutes a majority of the then outstanding Shares on a fully diluted basis, (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated prior to the expiration of the Offer, and (iii) the suspensive effect of Section 41 of the German Act Against Restraints on Competition no longer applying.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 18, 2005 (the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (“Delaware Law”), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the Company will continue as the surviving corporation and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or Shares owned by Purchaser, Parent or any direct or indirect subsidiary of Parent or of the Company, and other than Shares held by stockholders who shall have demanded and perfected appraisal rights under Delaware Law (“Dissenting Stockholders”)) will be canceled and converted automatically into the right to receive $20.50 in cash, or any higher price that may be paid per Share in the Offer, without interest. The Shares held by Dissenting Stockholders shall be converted into, in connection with the Merger, the right to receive cash for the fair value of such Shares as determined to be due pursuant to the procedures prescribed by Delaware Law.

The Board of Directors of the Company by unanimous vote (except for the abstention of Wolf-Ekkehard Blanz, Ph.D., a Parent employee) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the holders of Shares, has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby and recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Concurrently with entering into the Merger Agreement, Parent and Purchaser and Terry D. Douglass, Ph.D. and certain other persons affiliated with Dr. Douglass, Ronald Nutt, Ph.D. and certain other persons affiliated with Dr. Nutt, Michael E. Phelps, Ph.D. and his wife, and Robert E. Nutt and certain other persons affiliated with Mr. Nutt (the “Stockholders”) entered into Stockholders Support Agreements, dated as of March 18, 2005 (the “Stockholders Support Agreements”), pursuant to which the Stockholders have agreed, among other things, (a) to validly tender (and not withdraw) their Shares in the Offer and (b) to vote their Shares in favor of the Merger, if applicable. A total of 12,735,354 outstanding Shares, constituting approximately 27% of the outstanding Shares as of March 17, 2005, are subject to the Stockholders Support Agreements.

For purposes of the Offer (including during any Subsequent Offering Period (defined below)), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to Mellon Investor Services LLC (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any delay in making such payment. In all cases (including during any Subsequent Offering Period), Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (defined in Section 2 of the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal.

The Merger Agreement provides that, at the Company’s request, Purchaser will extend the Offer after April 28, 2005 for one or more periods not to exceed an aggregate of 15 business days if any of the conditions to the Offer set forth in Section 14 of the Offer to Purchase (the “Offer Conditions”) have not been satisfied as of such date. The Merger Agreement also provides that Purchaser may, without the consent of the Company, (i) extend the Offer for one or more periods of not more than five business days each beyond April 28, 2005, if, at any scheduled expiration of the Offer, any of the Offer Conditions is not satisfied or waived or (ii) extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the “Commission”), or the staff thereof, applicable to the Offer. In addition, if, on April 28, 2005, the sole Offer Condition(s) remaining unsatisfied is/are the failure of any waiting period under the HSR Act to have expired or been terminated and/or the suspensive effect of the German Regulation to no longer apply, then Purchaser will extend the Offer from time to time until the earlier to occur of (i) September 30, 2005 and (ii) the fifth business day after the later to occur of (A) the expiration or termination of the applicable waiting period under the HSR Act and (B) the date that the suspensive effect of the German Regulation no longer applies. Any such extension will be effected by Purchaser giving oral or written notice of such extension to the Depositary and will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer subject to the right of a tendering stockholder to withdraw such stockholder’s Shares.

Purchaser may provide for a subsequent offering period in connection with the Offer. If Purchaser does provide for such subsequent offering period, subject to the applicable rules and regulations of the Commission, Purchaser may elect to extend its offer to purchase Shares beyond the Expiration Date (defined below) for a subsequent offering period not more than 20 business days (the “Subsequent Offering Period”), if, among other things, on the Expiration Date (i) all of the conditions to Purchaser’s obligations to accept for payment, and to pay for, the Shares are satisfied (or to the extent permitted by the Merger Agreement, waived) and (ii) Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered (and not withdrawn) prior to the Expiration Date. Shares tendered during the Subsequent Offering Period may not be withdrawn. Purchaser will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. Any election by Purchaser to provide a Subsequent Offering Period may be effected by Purchaser giving oral or written notice of the Subsequent Offering Period to the Depositary. If Purchaser decides to provide a Subsequent Offering Period, it will make an announcement to that effect by issuing a press release to the Dow Jones News Service or the Public Relations Newswire on the next business day after the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, on Thursday, April 28, 2005, unless and until Purchaser (subject to the terms and conditions of the Merger Agreement) shall have extended the period during which the Offer is open, in which case “Expiration Date” shall mean the latest time and date at which the Offer, as may be extended by Purchaser, shall expire.

Shares tendered in the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after May 30, 2005. If Purchaser elects to provide a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses or facsimile number set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company’s stockholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the Offer to the holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other Offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below, and copies will be furnished promptly at Purchaser’s expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, New York 10004

Banks and Brokers Call: (212) 440-9800

All Others Call Toll Free: (800) 676-0216

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

85 Broad Street

New York, New York 10004

Call Collect: (212) 902-1000

Call Toll Free: (800) 323-5678

April 1, 2005